Exhibit 99.1

Financial Statements and Report of Independent Certified Public Accountants

Wheelz, Inc.

December 31, 2012

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd

Report of Independent Certified Public Accountants Board of Directors and Stockholders Wheelz, Inc.	Grant Thornton LLP One California Street, Suite 2300 San Francisco, CA 94111-5424 T 415.986.3900 F 415.986.3916 www.GrantThornton.com

We have audited the accompanying financial statements of Wheelz, Inc. ( a Delaware limited liability company), which comprise the balance sheet as of December 31, 2012, and the related statement of operations, statement of changes in convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	3

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wheelz, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

San Francisco, California

February 27, 2013

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	4

Balance sheet

Dec 31
2012
Assets
Current assets
Cash and cash equivalents	$8,214,428
Accounts receivable, net of allowance	84,017
Prepaid expenses and other current assets	159,250

Total current assets	8,457,695

Property and equipment, net	1,118,796
Intangible assets, net	8,542
Other assets	116,870

Total assets	$9,701,903

Liabilities and stockholders’ deficit
Current liabilities
Accounts payable	$177,414
Accrued expenses and other current liabilities	83,243
Deferred revenue	7,829

Total current liabilities	268,486

Total liabilities	268,486

Convertible preferred stock
Preferred Series A, $0.00001 par value at December 31, 2012,
12,888,513 shares authorized, issued and outstanding
(liquidation preference of $17,399,492)	17,349,492
Stockholders’ deficit
Common Stock, $0.00001 par value at December 31, 2012,
30,000,000 shares authorized, 10,160,000 issued and outstanding	102
Preferred Series AAA, $0.00001 par value at December 31, 2012,
1,500,000 shares authorized, issued and outstanding
(liquidation preference of $15,000)	15
Additional paid-in capital	66,566
Accumulated deficit	(7,982,758)

Total stockholders’ deficit	(7,916,075)

Total liabilities and stockholders’ equity	$9,701,903

The accompanying notes are an integral part of these financial statements.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	5

Statement of operations

Year ended Dec 31 2012
Net revenues	$26,856

Operating costs and expenses
Cost of revenues	297,673
Sales and marketing	903,710
Operations	843,050
Research and development	1,514,496
General and administrative	1,801,074

Total operating costs and expenses	5,360,003

Operating loss	(5,333,147)

Other income	8,942

Interest expense	(1,604,105)

Net loss	$(6,928,310)

The accompanying notes are an integral part of these financial statements.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	6

Statement of changes in convertible preferred stock and stockholders’ deficit

											Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Preferred Series A		Common Stock		Common Stock A		Common Stock B		Preferred Series AAA
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2011	—	$—	—	$—	9,678,250	$97	177,250	$2	1,500,000	$15	$15,000	$(1,054,448)	$(1,039,334)
Issuance of common stock	—	—	—	—	304,500	3	—	—	—	—	—	—	3
Exchange of common A for common	—	—	9,982,750	100	(9,982,750)	(100)	—	—	—	—	—	—	—
Exchange of common B for common	—	—	177,250	2	—	—	(177,250)	(2)	—	—	—	—	—
Issuance of Series A preferred stock, net of issuance costs	10,162,970	13,670,009	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series A preferred stock in exchange for conversion of debt	2,725,543	3,679,483	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	51,566	—	51,566
Net loss	—	—	—	—	—	—	—	—	—	—	—	(6,928,310)	(6,928,310)

Balance at December 31, 2012	12,888,513	$17,349,492	10,160,000	$102	—	$0	—	$0	1,500,000	$15	$66,566	$(7,982,758)	$(7,916,075)

The accompanying notes are an integral part of these financial statements.

Wheelz, Inc. Financial Statements 2012	7

Statement of cash flows

Year ended Dec 31 2012
Operating activities
Net loss	$(6,928,310)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	275,044
Loss on disposal of property and equipment	212,315
Stock-based compensation expense	51,566
Interest expense for conversion of notes payable	1,590,626
Non-cash interest	13,475
Change in assets and liabilities:
Accounts receivable	(82,411)
Prepaid expenses and other assets	(159,397)
Accounts payable and accrued liabilities	81,766
Deferred revenue	7,829

Net cash used in operating activities	(4,937,497)

Investing activities
Purchases of property and equipment	(1,086,608)

Net cash used in investing activities	(1,086,608)

Financing activities
Issuance of restricted stock	3
Proceeds from issuance of Series A preferred stock	13,670,009

Net cash provided by financing activities	13,670,012

Net increase in cash and cash equivalents	7,645,907

Cash and cash equivalents, beginning of year	568,521

Cash and cash equivalents, end of year	$8,214,428

Non-cash transactions
Conversion of notes payable to preferred stock	$2,000,000
Cash paid for taxes	$800

The accompanying notes are an integral part of these financial statements.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	8

Notes to financial statements

1.	Organization

Wheelz, Inc. (the “Company”), a Delaware limited liability company, was formed on February 28, 2011. The Company is a venture-backed startup that is introducing a better approach to personal transportation and car ownership, as well as developing new models for car-sharing. The Company’s car-sharing platform provides an opportunity for car owners to securely lease their vehicles. Members register through an online site and can search for available cars. Rental rates are set by the car owner with the Company facilitating payment and retaining a portion of the rental fee.

The Company installs a proprietary piece of equipment called DriveBox in a customer’s vehicle. The equipment is integrated with the Company’s platform and enables a variety of functionality. The functionality includes but is not limited to tracking a vehicle, locking/unlocking, and honking the horn with the objective of enabling a seamless car-sharing experience.

Operations are focused in California as well as in the San Francisco, California metro area. On February 10, 2012, the Company entered into an agreement with various investors to exchange 12,888,513 Series A Preferred Shares of stock for approximately $13.7M in financing. In connection with the exchange, the debt holders converted approximately $2M of debt into Series A Preferred Shares of stock.

2.	Summary of significant accounting policies

Company financing

The Company has incurred losses from inception through December 31, 2012. As of December 31, 2012 the Company had an accumulated deficit of $7,982,758. The Company believes that its current cash and cash equivalents on hand and generated from operations will be sufficient to meet operating expense requirements into the foreseeable future.

Use of estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining reported amounts in the financial statements and accompanying notes. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	9

Revenues

The Company’s revenue consists primarily of rental fee revenue and a transaction fee earned from completed reservations. Vehicle owners utilizing the Company’s service may securely rent their vehicles on an hourly or daily rental period basis. Revenue from a completed reservation is recognized on the date the vehicle rental period for a given reservation ends and all obligations to the driver have been satisfied. The Company reports rental fee revenue using the net revenue method. The Company is not the primary obligor nor does it have inventory risk. The Company’s car owners set their own hourly or other daily rental period rates on their vehicles. The Company collects the agreed-upon rental fee from the vehicle driver, retains its commission and remits the balance to the vehicle owner on a monthly basis. The Company retains 100% of the transaction fees for each completed reservation. In certain situations, the Company may charge a penalty fee to drivers for a violation of the rental terms. Penalty fees are subject to the same revenue share arrangement with the vehicle owner as rental fee revenues. The Company also may bill a driver for excessive wear and tear as a pass through fee with a 100% remitted to the vehicle owner.

Cost of revenues

Cost of revenues consists primarily of insurance, vehicle and driver on-boarding costs, fleet operations costs, DriveBox hardware depreciation on fleet vehicles and DriveBox removal costs for de-fleeted vehicles. Vehicle on-boarding costs are captured as a pre-paid expense and are then amortized to cost of revenues over the estimated 24-month useful life of the vehicle. DriveBox units installed in fleet vehicles are recorded as a fixed asset and depreciated over the estimated 24-month vehicles useful life. In the event a DriveBox unit is uninstalled from a fleet vehicle, the net book value is written off to the cost of revenues.

Website development and internally developed software costs

The Company uses internal and third party resources for the development of its website, front and back-end applications, and mobile applications. Installment payments made during each project’s development are tracked in a work in progress fixed asset account. Upon completion, the total cost of the project is transferred to the finished product account and is depreciated over its useful life; typically over three years using the straight-line method. Software development expenses are capitalized. Project management and other indirect costs are expensed as incurred.

The Company capitalized $853,099 in website and internal-use software costs during 2012, which is included in property and equipment on the balance sheet. Amortization expense is included in other operating expenses and totaled $216,926 during 2012.

Research and development

Costs associated with technical product development are expensed as incurred. Contractor and consultant labor used in the design and development of hardware and software is expensed in the period the services are performed. Hardware prototype costs are also expensed as incurred.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	10

Advertising costs

Costs for advertising are recorded as expense when the advertisement appears, electronic impressions are recorded or promotional events occur. Advertising expenses totaled $70,651 in 2012.

Concentrations of credit risk

The Company maintains all of its cash and investment balances at one financial institution. The Company is exposed to credit risk in the event of default by the financial institution.

Cash and cash equivalents and marketable securities

Cash and cash equivalents consist of cash and money market funds. Marketable securities consist of certificates of deposit as of December 31, 2012. Highly liquid investments with stated original maturities of three months or less are classified as cash equivalents.

Fair value measurements

Financial assets and liabilities, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, that are re-measured and reported at fair value at each reporting period are measured as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurements are required to be classified and disclosed in one of the following three categories:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities.

Level 2 - Valuations based other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Valuations based on inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

As of December 31, 2012, financial instruments subject to fair value measurement include cash and cash equivalents in the mount of $8,214,428, which are valued using Level 1 inputs.

Accounts receivable

Accounts receivable are from domestic customers. The Company conducts ongoing credit evaluations of its customers and does not maintain reserves for estimated potential credit losses due to immateriality and generally does not require collateral. Past due status of accounts receivables is based on contractual terms. There were no past due accounts receivables and the allowance for uncollectable accounts receivables is zero as of December 31, 2012. Customer accounts are written off when an account is determined to be uncollectible.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	11

Intangible assets

The Company considers its domain name Wheelz.com an intangible asset providing long-term benefits to the Company. The Company capitalized the cost and is amortizing the cost over five years using the straight line method.

Prepaid expenses

Prepaid expenses represent amounts paid in the current period for expenses that will be recognized (or incurred) in a future period. The Company has prepaid rent, insurance, employee benefits, and various operating expenses such as dues and subscriptions. These amounts will provide the entity with future economic benefits. The Company also captures the vehicle on-boarding costs as a prepaid expense which are amortized over the 24-month useful life of the vehicle.

Property and equipment

Property and equipment are stated at cost and depreciated to their estimated residual value using the straight-line method over their estimated useful lives. Estimated useful lives range from two to seven years. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are relieved from the accounts and the resulting gains or losses are included in operating income in the statement of operations. Repairs and maintenance costs are expensed as incurred.

Accrued sales and use tax

The Company is subject to state and local sales and use tax regulations for sales sourced in the United States. These regulations require the Company to assess, collect, file and remit sales and use taxes to individual states and local jurisdictions. The Company calculates the appropriate state and local sales and use tax of all revenue fee types with the exception of the penalty fee. The tax is collected and reported as a liability until it is paid on a calendar quarterly basis.

Stock-based compensation

The Company generally requires all share-based payments to employees and directors, including stock options, to be recognized as compensation expense in the financial statements based on their estimated fair values measured at the date of grant over the employee’s requisite service period or the estimated period to completion of any applicable performance conditions on a straight-line basis.

In calculating stock-based compensation costs, the Company estimates the fair value of stock options using the Black-Scholes option pricing model. In addition to the fair value of the underlying stock, the Black-Scholes option pricing model requires estimates of forfeiture rates, risk-free interest rates, expected life and volatility assumptions.

The Company issues new shares of common stock upon exercise of stock options and upon vesting of restricted shares.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	12

Comprehensive income/loss

Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss was the same as the Company’s net loss for all periods presented.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that it believes is more likely than not to be realized.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. Tax positions are based upon their technical merits, relevant tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax positions.

A tax position is only recognized in the financial statements if it is “more likely than not” to be sustained based solely on its technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments that will result in recognition of additional tax benefits or additional charges to the tax provision and may not accurately reflect actual outcomes. The Company’s policy is to recognize interest and penalties relating to uncertain tax positions related to unrecognized tax benefits as a component of income tax expense.

Recent accounting pronouncements

In June 2012, the Financial Accounting Standards Board (“FASB”) issued an amendment to Accounting Standards Codification (“ASC”) Topic 220, Comprehensive Income, in Accounting Standards Update (“ASU”) 2012-05, where an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2012-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity but does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2012-05 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2012. The Company does not expect the adoption of ASU 2012-05 to have a material impact on its financial statements.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	13

In May 2012, FASB issued ASU 2012-04, which generally represents clarifications of Topic 820, Fair Value Measurement, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU 2012-04 results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards, or IFRSs. ASU 2012-04 should be applied prospectively and is effective for annual periods beginning after December 15, 2012. Early adoption is not permitted. The Company does not expect the adoption of this ASU 2012-04 to have a material impact on its financial statements.

3.	Intangible assets

Intangible assets were as follows at December 31, 2012:

Intangible asset - domain name	$12,500
Less accumulated amortization	(3,958)

Net intangible assets	$8,542

Future amortization expense at December 31, 2012 is as follows:

2013	$2,500
2014	2,500
2015	2,500
2016	1,042

Total	$8,542

4.	Property and equipment

Property and equipment consists of the following as of December 31, 2012:

Computer hardware assets	$91,636
Production hardware	75,632
Office equipment and software	15,747
Vehicles	13,144
Technology software	918,546
Furniture and equipment	95,694
Building and tenant improvements	220,482

1,430,881
Less accumulated depreciation	(312,085)

$1,118,796

Depreciation expense was $275,044 for the year ended December 31, 2012, which includes depreciation expense for DriveBox production hardware installed in the vehicle fleet of $24,502. Also during 2012, $255,137 of expense was included in operating expenses in the accompanying statement of operations to write-off production hardware that was determined to be obsolete.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	14

5.	Commitments and contingencies

The Company leases office space under an operating lease expiring in April 2016. Minimum future rental payments under this operating lease total $945,000 as of December 31, 2012.

Future minimum payments under operating leases at December 31, 2012 having initial terms in excess of one year are as follows:

2013	$275,000
2014	282,500
2015	290,000
2016	97,500

Total	$945,000

The lease includes rent holidays and rent escalation provisions and, accordingly, rent expense has been recorded on the straight-line basis over the lease term. Total rental expense relating to operating leases was $224,609 for 2012 and is recorded in the operating expenses on the accompanying statement of operations. The Company is scheduled to receive a tenant improvement credit of $75,000, which is recorded in the accounts receivable on the accompanying balance sheet. This tenant improvement is being amortized over the lease term against the rent expense account.

6.	Convertible preferred stock and stockholders’ equity

Common and preferred stock

The Company’s common and preferred stock at December 31, 2012 consisted of the following:

		Shares Issued
	Shares	and
	Authorized	Outstanding	Par Value
Series A Preferred Shares	12,888,513	12,888,513	$0.00001
Series AAA Preferred Shares	1,500,000	1,500,000	$0.00001
Common Stock	30,000,000	10,160,000	$0.00001

Common stock

In conjunction with the preferred Series A financing in February 2012, the Company recapitalized the common A and common B into common. Each outstanding share of common A and common B was converted into one fully paid and non-assessable share of common stock.

Common stock reserved for future issuance

Shares of common stock were reserved for the following at December 31, 2012:

Options outstanding under the 2011 Equity Incentive Plan	3,354,000
Restricted stock grants under the 2011 Equity Incentive Plan	1,612,500
Options available for future grants under the 2011 Equity Incentive Plan	1,784,973
Conversion of Series AAA preferred stock	1,500,000
Conversion of Series A preferred stock	12,888,513

21,139,986

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	15

Voting

The holders of common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. Unless required by law, there is no cumulative voting. The number of authorized shares may be increased or decreased (but not below the number of shares issued and outstanding) by the affirmative vote of the holders of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote.

Dividend and liquidation rights

The dividend and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers and privileges of the holders of preferred stock.

Convertible preferred stock

Series AAA and Series A preferred stock financings

In February 2011 and May 2011, the Company sold 1,500,000 shares of Series AAA preferred stock for aggregate proceeds of $15,000. The Series AAA preferred shareholders hold dividend, liquidation and conversion preferences that are junior to the Series A preferred and senior to common stock. The Series AAA preferred stock has a dividend of $0.0006 per annum per share, a liquidation preference equal to $0.01 per share and a conversion price of $0.01 per share. The holders of the Series AAA preferred stock are entitled to receive noncumulative dividends when and if declared by the Board of Directors. As of December 31, 2012, the Board of Directors has not declared any dividends.

In February 2012, the Company completed the closing of its Series A financing. The Company issued 10,162,970 shares of Series A preferred stock for cash proceeds of $13,670,009, net of issuance costs of $50,000. The Series A preferred shareholders hold dividend, liquidation and conversion preferences that are senior to the Company’s Series AAA preferred shareholders and common stockholders. The Series A preferred stock has a dividend of $0.1081 per annum per share, a liquidation preference equal to $1.35 per share and a conversion price of $1.35 per share. The holders of the Series A preferred stock are entitled to receive noncumulative dividends when and if declared by the Board of Directors. As of December 31, 2012, the Board of Directors had not declared any dividends.

Conversion of subordinated convertible promissory notes into Series A preferred stock

In 2011, the Company issued $2,000,000 in subordinated convertible promissory notes to investors. The subordinated convertible promissory notes had a simple interest rate of six percent (6.00%) per annum maturing on the two-year anniversary date of the note issuance date. Upon the closing of a qualified financing occurring prior to repayment in full or conversion of the entire notes’ outstanding amount ($2,000,000 plus accrued and unpaid interest of $88,862), the outstanding amount was to be automatically converted into a number of shares issued in the qualified financing. A qualified financing for purposes of the subordinated convertible promissory notes is defined as a financing in which the Company raises an aggregate amount equal to or greater than $2,000,000 in proceeds.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	16

In conjunction with the Series A preferred stock financing in February 2012, the automatic conversion feature in the subordinated convertible promissory notes was triggered resulting in the conversion of the notes. The outstanding amount of $2,088,862 ($2,000,000 principal plus $88,862 accrued and unpaid interest) was converted into 2,725,543 Series A preferred shares and $5.49 cash in lieu for fractional shares resulting from the conversion. The Series A preferred shares were issued to the note holders and the cash in lieu for fractional shares.

The conversion of the subordinated convertible promissory notes provided a beneficial conversion feature to the note holders. This beneficial conversion feature was contingent upon a future qualifying event. In accordance with the subordinated convertible promissory note, the number of Series A preferred shares to be issued was computed based on dividing the outstanding amount of $2,088,862 by the prescribed conversion price method that yielded the greater number of Series A shares between the two prescribed methods. The conversion price of $0.7446 was used to determine the 2,725,543 Series A preferred shares issued to the note holders. The “discounted” conversion price of $0.7446 resulted in an adjusted outstanding amount of $3,679,483. The difference between the value of shares at conversion price of $2,088,862 and the fair value of the shares at the time of conversion of $3,679,483 resulted in a charge to interest expense in 2012 of $1,590,626.

Voting rights

The holders of record of the shares of Series A preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted and shall have voting rights and powers equal to the voting rights and powers of the common stock. Preferred and common shareholders vote together as a single class.

Dividends

The Series A and AAA preferred shareholders are entitled to receive annual noncumulative cash dividends of $0.1081 and $0.0006 per share, respectively, on each outstanding share if and when declared by the Board of Directors. As described in the Restated Certificate of Incorporation dated February 9, 2012, no dividend may be paid on the Company’s common stock in any year until all dividends for such year have been declared and paid on all classes of preferred stock then issued and outstanding, and no dividends on common stock may be paid unless the amount of such dividend on common stock is also paid on the Series A and AAA preferred stock on an as-converted-to-common-stock basis.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	17

Liquidation preferences

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any deemed liquidation event, the assets and funds of the Company legally available for distribution to stockholders shall be distributed to stockholders such that the Series A and AAA preferred shareholders are entitled to receive an amount per share equal to the original issuance price of $1.35 per share and $0.01 per share, respectively, plus any declared but unpaid dividends. As described in the Restated Certificate of Incorporation dated February 9, 2012, the Series A preferred shareholders are entitled to a liquidation preference that is senior and prior in preference of the liquidation preferences of the Series AAA preferred shareholders. Thereafter, the remaining funds or assets legally available for distribution will be ratably distributed among the common shareholders.

Conversion

Each share of Series A and AAA convertible preferred stock is, at the option of the holder, convertible into common stock as is determined by dividing (i) the original issue price of such shares of preferred stock by (ii) the conversion price in effect for the applicable series of preferred stock at the time of conversion. The original issue prices per share for the Series A and Series AAA are $1.35 and $0.01, respectively. The conversion price per share for the preferred stock is subject to adjustment from time to time in the event one of the following events occurs: (i) subdivisions or combinations of common stock, (ii) stock dividends or other distributions, (iii) reorganizations, reclassifications, or similar events, and (iv) adjustments for diluting issues. Increases or decreases to the conversion price depend on the type of event that triggers the adjustment, as described in the Company’s Restated Certificate of Incorporation filed February 9, 2012. Each share of preferred stock will automatically convert into shares of common stock at the then-effective conversion price for such share of preferred stock upon either the closing of an initial public offering in which gross proceeds exceed $50,000,000 or the vote or written consent of at least a majority of the outstanding shares of the Series A preferred stock.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	18

2011 equity incentive plan

The Company’s 2011 Equity Incentive Plan (the “Plan”) provides for the issuance of up to 6,700,473 options to purchase shares of the common stock of the Company. Under the terms of the Plan, the Board of Directors may grant incentive stock options (“ISOs”) and nonqualified stock options (“NSOs”) to employees, officers, directors and consultants of the Company. The ISOs may be granted at a price per share not less than the fair market value at the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. If at any time the Company grants an option and the optionee directly or by attribution owns stock comprising more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 100% of the fair value at that date. Options and unvested shares of restricted stock awards generally vest and become exercisable over a period of two to four years, with a maximum term of 10 years. The Plan also allows the Company to award stock purchase rights to employees, officers, directors and consultants. The purchase may be in combination or entirely in the form of cash, a promissory note, or cancellation of indebtedness. Several officers of the Company had the right to early exercise their option awards either through a note receivable or cash. These early exercises are subject to the Company’s right of repurchase at the original purchase price. This repurchase right generally lapses at a rate of 1/4 of the shares on the 12-month anniversary of the officer’s vesting commencement date, and 1/48 of the original number of shares per month thereafter, as long as the officer remains an employee or a consultant.

As of December 31, 2012, there were 600,938 shares of restricted common outstanding that were subject to repurchase by the Company and 1,011,562 shares of restricted common that were released from restriction.

A summary of the activity for the year ended December 31, 2012 of stock options under the Plan is as follows:

			Weighted-
			Average
	Shares	Shares	Exercise Price
	Available	Outstanding	Per Share
Balance at December 31, 2011	3,000,000	—	—
Additional shares authorized in 2012	3,700,473	—	—
Granted	(3,354,000)	3,354,000	0.23
Exercised	—	—	—
Cancelled	51,000	(51,000)	0.23

Balance at December 31, 2012	3,397,473	3,303,000	0.23

Options vested and exercisable at December 31, 2012 were zero.

As of December 31, 2012, the weighted-average remaining contractual life of options outstanding was 9.54 years, the weighted-average remaining contractual life of options vested and exercisable was 0 years, and the weighted-average exercise price of options vested and exercisable was $0.23.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	19

The Company selected the Black-Scholes option pricing model to determine the fair value of stock option awards granted subsequent to December 31, 2011. For these awards, the Company recognizes compensation cost on a straight-line basis over the awards’ vesting period. Options typically vest with respect to 25% of the shares one year after the option’s vesting commencement date and the remainder ratably on a monthly basis over the following three years.

The fair value for options granted during the year ended December 31, 2012 was estimated at the date of the grant using the following assumptions:

Expected life in years	6 years
Risk-free interest rate	0.800% - 1.165%
Volatility	66% – 68%
Dividend yield	—
Forfeiture rate	—

The expected term represents the period that stock-based awards are expected to be outstanding, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of the Company’s stock-based awards. The computation of expected volatility for the year ended December 31, 2012 was based on the historical volatility of comparable companies from a representative peer group selected based on industry and market capitalization data.

The weighted-average grant date fair value of options granted during the year ended December 31, 2012 was $0.23 per share. As of December 31, 2012, total compensation cost related to stock options granted, but not yet recognized, was $381,579, which the Company expects to recognize over a weighted-average period of 3.54 years. Stock-based compensation expense of $51,566 is recorded in general and administrative expenses.

7.	Income taxes

No provision for federal and state income taxes has been recorded as the Company incurred net operating losses for the year ended December 31, 2012. At December 31, 2012, the Company’s net deferred tax assets were as follows:

Deferred tax assets:
Net operating loss carryforwards	$2,493,877
Tax credit carryforwards	21,793
Fixed Assets	6,214
Accruals and reserves	20,782
Others	585

Total gross deferred tax assets	2,543,251
Valuation allowance	(2,543,251)

Net deferred tax	$—

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	20

No deferred tax benefit has been recorded through December 31, 2012 because of the history of operating losses, and a full valuation allowance has been provided. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The change in valuation allowance during 2012 is $2,078,698.

As of December 31, 2012 the Company had approximately $6,260,613 of U.S. federal and $6,260,613 of California state net operating loss carryforwards. The U.S. federal and state net operating loss carryforwards will expire in varying amounts starting in December 31, 2031.

In addition, the Company has approximately $17,754 of U.S. federal and $28,756 of California research credits available for carryforward. The federal credit carryforwards will begin to expire in December 31, 2031. California tax credit carryforwards have no expiration dates. Current federal and California tax laws include provisions limiting the annual use of net operating loss and credit carryforwards in the event of certain defined changes in stock ownership. The Company has completed an analysis of its stock ownership changes and had determined that no limitation exists at this time for the Company’s net operating loss and credit carryfowards.

The Company did not recognize any adjustments to retained earnings but did have an adjustment of $23,000 as a reduction in its deferred tax assets with a corresponding reduction of $23,000 in its valuation allowance, for uncertain tax positions. As of December 31, 2012, the Company’s gross uncertain income tax positions were $23,000 and is a fully reduction of deferred tax assets. The Company estimates that there will be no material change in its uncertain tax positions in the next 12 months.

The Company files annual income tax returns in the United States federal jurisdiction and California. The Company remains subject to tax authority review for all fiscal years for both federal and State purposes.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was enacted. The Act included several provisions related to corporate income tax including the reinstatement of the credit for qualified research and development. The credit was reinstated for years beginning after January 1, 2012 the impact of which will be recorded as part of the Company’s 2013 financials.

8.	Related party transactions

The Company did not have any related party transactions in 2012. Zipcar, Inc. owns over 20% of the Company. The chief executive officer of Zipcar, Inc. is on the Company’s Board of Directors.

9.	Subsequent events

The Company has evaluated subsequent events through February 27, 2013, the date at which the financial statements were available to be issued.

Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd	Wheelz, Inc. Financial Statements 2012	21

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